Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is also available on the website: www.WelcometoCameron.com.

Frequently Asked Questions

How will the new organization be structured?

NATCO and the Petreco Division of Cameron will be combined into one Division.  This will create a business with combined revenues, based on 2008 revenues of almost $1 billion.  Once the merger is finalized, the new organization will be part of Cameron’s Drilling and Production Systems (DPS) group, just as Petreco currently is.

Where will the new organization be headquartered?

Both NATCO and Petreco are headquartered in Houston, Texas.  The combined Division will be located in a single location, subject to space planning requirements.

Will there be a reduction in force as a result of this transaction?

This transaction is a complementary fit for both companies.  At this early stage of planning, it is difficult to tell, but assuming business fundamentals hold or improve, none is anticipated outside of overlapping support functions.  Until a full review of the organizations can be carried out, however, we will not be in a position to definitively discuss any possible changes.

When will the transaction be finalized?

Currently the plan is to close the transaction and merge the Divisions sometime by the end of the third quarter.  There are a number of steps that must occur in order for this to happen, including obtaining the necessary regulatory approvals and approval by NATCO’s stockholders.

Cameron and NATCO both have operations in several of the same cities and regions. Will there be facilities closures?

Until we have completed a full review of both organizations, we will be unable to discuss any possible changes.

What will happen to the NATCO brand?

The current plan is to maintain the NATCO brand under Cameron.  There are a number of existing sub-brands that will continue to exist and be promoted as well.

Both “Petreco” and “NATCO” are strong and well recognized names in the oilfield and refining process systems business, and Cameron intends to preserve them. In addition both have products with strong brand recognition and customer acceptance. A branding plan will be developed and announced prior to or shortly after the combination of the two organizations, which will aim to capitalize on these strengths.

How will the benefits change as a result of the acquisition?

It is important to both organizations to maintain the well being of their respective employee populations, and providing an effective benefits program is essential to that objective.  Cameron has a competitive benefits program including Health & Welfare, Accidental Death & Disability, Life insurance, 401(k) and Employee Assistance programs.  Communications will follow in the future on the details of these programs.

How will the various systems be integrated in the new company such as Oracle and SAP?

Each entity will continue to operate on its own system. A review will take place at the appropriate time on how to move forward.  NATCO will continue to proceed with its Oracle implementation at least until this review is concluded.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.